Filed by Schultze Special Purpose Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Clever Leaves Holdings Inc.

(Commission File No. 333-241707)

CLEVER LEAVES AND SCHULTZE SPECIAL PURPOSE ACQUISITION CORP. ANNOUNCE PROPOSED REVISED BUSINESS COMBINATION November 2020 Investor Presentation

Key Leadership 1 World - class management team with a track record of outstanding execution Clever Leaves Schultze Special Purpose Acquisition Corp. Kyle Detwiler Chief Executive Officer Andr é s Fajardo President Gary Julien Executive Vice President, Director George Schultze Chairman, President, & CEO • Founded Northern Swan Holdings in 2017, which merged with Clever Leaves in 2019 • Co - founded Silver Swan Capital, an investment firm focused on niche and under - followed sectors • Former Principal at Blackstone’s Tactical Opportunities Fund • Former investment professional at KKR, focused on the oil and gas, energy, natural resource, and health care sectors • MBA from Harvard Business School • Founded Clever Leaves Colombia and managed from inception the development of LatAm's #1 medical cannabis and hemp cultivation and extraction operation • Founding Partner of Mojo Ventures, an incubator focused on working with startups • Former President/CEO of IQ Outsourcing • Principal Member at Booz & Company • MBA from Harvard Business School • Founder and CEO of Schultze Asset Management • Widely recognized as an expert on event driven and special situations Investing • Previously with MD Sass, Fiduciary Partners, Mayer Brown & Platt, and Merrill Lynch • $3.2 billion of capital invested • Track record of PIPE and activist public investing to drive value creation • JD/MBA from Columbia Business School and Columbia Law School • Managing Director at Schultze Asset Management • Extensive experience in M&A, private equity, public equity investing, corporate finance, and SPACs • Previous senior M&A, investment, and corporate finance positions with Gabelli, Bronson Point, Kanders & Company, Armor Holdings, Global Crossing, and Bear Stearns • MBA from Columbia Business School Schultze Asset Management, LP Schultze Asset Management, LP

Why Clever Leaves? 2 Low - cost, pharma - quality cannabis production through Colombian and Portuguese operations Ability to scale efficiently to near - term profitability as a result of structural cost advantages Global cultivation footprint of 1.9M sq. ft. and ~1/2 of Colombia’s national THC quota EU GMP, INVIMA GMP and GACP certified Colombian cultivation and post - harvest facilities; as well as being named a Project of National and Strategic Interest by Colombian authorities Non - cannabis wellness brand, Herbal Brands, can be leveraged for CBD products Option value on nascent pharmaceutical brands

Distribution 3 Vertically Integrated Platform Genetics Cultivation Extraction Research & Development Brands Manufacturer and distributor of health and wellness products selling in over 10,000 retail locations in the US NORTH AMERICA EUROPE PORTUGAL Provisionally licensed producer headquartered in Lisbon, with an 85 ha property in the south of Portugal, 1 ha of existing greenhouse and expansion underway, and a vision to construct GMP - certified pharmaceutical and processing facilities Frankfurt – based pharmaceutical brand and importer/distributor of medical cannabis product LATIN AMERICA Latin America’s largest licensed producer of medical cannabis and hemp with 1.8M sq. ft. of GACP - certified cultivation and the region's only EU GMP - certified extraction operation COLOMBIA/LATAM At its core, Clever Leaves leverages its low - cost and pharma quality competitive advantages and selectively competes downstream Minority investor in GDP and GMP - certified pharmaceutical company focused on cannabis importation and distribution Exclusive distribution partnerships BRAZIL GERMANY GERMANY

Colombia Leading the World 4 “Colombia looks to become the world’s supplier of legal pot” – Washington Post (March 10, 2018) Over 70% of all cut flowers imported into the US come from Colombia (1) Bogota 0 ƒ Equator Equatorial location creates ideal 12/12 hour cycle of sunlight for flowers “Given its cost advantages, we believe Colombia is positioned to become a major global export hub for cannabis, particularly if producers pursue EU GMP - compliant operating practices.” – Canaccord Genuity “Colombia seeks to be a cut above on cannabis” – Financial Times (July 20, 2019) (1) Source: US Customs and Border Protection

Ideally Suited for Industrial Scale Production 20 ƒ F (1) / 6.3 hours of daylight (1) Average cost per gram of $1.89 (2) Licensed cannabis companies: 250+ Average elevation: 567 ft Canadian cannabis 65 ƒ F (3) / 12 hours of daylight (4) Average cost per gram of $0.20 (5) Licensed producers: 5 - 30 (5) Average elevation: 8,300 ft Colombian cannabis Cost Advantage: VS VS VS 3x 5x 9x Note: 1.30 CAD = 1.00 USD as of 11/06/20 Source: Bureau of Labor Statistics, Health Canada, St. Louis Fed, The Colombian Ministry of Justice, WSJ barrel breakdown (2016), National Bureau of Statistics of China (249 workdays in 2019 via china.workingdays.org) (1) Based on median temperature and hours of daylight for major cities for coldest month of the year (2) Average of FY2019 cost/g for APHA, ACB, TLRY and SNDL. Refer to public filings for more detail on breakdown of costs (3) Average temperature for coldest month of the year (4) Winter statistic (5) Reflects Management’s estimates (US$) 5

• Optimal growing conditions – Colombia’s location near the equator provides 12 hours of daily sunlight throughout the year, quality soil, abundant water and warm weather ▪ Allows for year - round cultivation without artificial light ▪ High elevation leads to improved pest mitigation ▪ Dominant in flower exports ▪ Well established infrastructure • Cost advantages – Minimum wages in Colombia are considerably lower than in Canada (<$2.00 per hour versus $8.00 - $12.00 per hour) – Clever Leaves’ projected production costs of less than $0.20/gram (1) , well below the average Canadian costs of $1.89/gram Colombia Operating Advantages 2019 Cost per Gram of Dry Cannabis Flower (US$) (1) Canadian average: $1.89 Note: 1.30 CAD = 1.00 USD as of 11/06/20. Represents “All - in” cost/g for FY2019 when reported as such. Refer to slide 34 for additional disclosures regarding non - GAAP financial measures Source: Company filings. Refer to filings for more detail on cost breakdown (1) Source: Management projections; cost/g includes packaging costs. Capex per sq. ft. for Colombia greenhouse only, represents total capex, including extraction capex, divided by total sq. ft. of cultivation (2) Canadian peer set of ~$200 per sq. ft. Canadian peer set includes ACB, APHA, HEXO, OGI, SNDL and TLRY. Represents sum of FY2017 - 19 total capex, including extraction capex, divided by total current sq. ft. of cultivation space; average across peer set is rounded for illustrative purposes 6 CapEx per Square Foot of Cultivation Space $14 ~ $200 CL Canadian Average (1) (2) $0.20 $1.49 $1.85 $1.86 $2.36 Clever Leaves Aurora Aphria SNDL Tilray

425,000 300,000 200,000 104,400 56,000 45,600 324,400 Valens Medipharm Neptune Clever Leaves Radiant Aurora Global Leader in Cultivation and Extraction Note: Per publicly available information Source: Company filings and corporate websites (1) Consists of 1.8M sq. ft. cultivation capacity in Colombia and 0.1M sq. ft. capacity in Portugal (2) Represents 12 hectares converted to sq. ft. at 1 ha:107,639 sq. ft. (3) Net of 200,000 sq. ft. of temporarily deferred activities in Gatineau facility, per Q2 2020 investor deck (4) Represents completion of phases 4A - B of Moncton facility when fully operational (5) Internal extraction capacity as of 09/30/19 MD&A 7 Clever Leaves has both the cultivation scale of the leading Canadian LPs and the extraction capabilities of Canada’s top tier cannabis extractors Current Cultivation Footprint (sq. ft.) Current Annual Dry Flower Extraction Capacity (kg / year) 2,445,000 1,900,000 1,500,700 1,300,000 1,124,000 395,000 287,000 166,000 (2) (3) (4) (Current) (5) Expansion potential with limited investment (1) (1)

“Better Mouse Trap” Has Received Media Attention 8 Featured Interviews “CBD could be the underpinnings for full legalization” in the US, says investor A lot of promise in cannabis, says former Senate majority leader “Local operator Clever Leaves has teamed up with US venture capitalists Northern Swan and is producing cannabis in Boyacá , north of Bogotá. Julián Wilches, a co - founder of Clever Leaves, believes Colombia has the potential to become “the leading exporter of medical cannabis in the world” .” “Detwiler’s company is the first to get authorization from Colombia to grow psychoactive cannabis for commercial sale. It’s also the only Colombian producer that has obtained import permits from Canada and Germany .” “The South Dakota Democrat has just joined New York - based cannabis investment firm Northern Swan board of advisors. Widely considered to be an expert in health and wellness, Daschle’s appointment could be a boon for [Clever Leaves’] ongoing expansion efforts in the global medical cannabis market.” “Earlier this year, Benzinga spoke with Kyle Detwiler, CEO of Clever Leaves, after the firm announced it was deploying nearly one million into the German marijuana market through an investment into Cansativa . Now, Clever Leaves is in the spotlight again as the company has closed a $58 million Series D financing round , bringing the total amount of capital raised to date to $96 million.” “Shows that Colombia has the same product quality as developed countries” “Here’s how SPACs are changing the cannabis industry”

EU GMP unlocks higher price points and creates early mover advantage EU GMP Certification Accelerates European Pharma Expansion 9 Not EU GMP - Certified (1,000’s) EU GMP - Certified Flower Producers (10+) EU GMP - Certified Vertically Integrated Botanical Extractors (<10) Clever Leaves achieved EU GMP certification in July 2020, bolstering its competitive advantage and status as a leader in the global cannabis industry Note: Clever Leaves’ Colombian facilities received EU GMP certification in July 2020 Source: Company filings, EudraGMDP database, press releases, MJBiz Daily “More Canadian cannabis…EU GMP certifications” publi she d 03/09/20

Colombian Greenhouse Cultivation Site 10 1,800,000 sq. ft. of greenhouse completed. Perpetual harvest cycle operating since November 2018. GACP - certified in May 2020 and EU GMP - certified in July 2020 Phase 1 Completed 40,000 sq. ft. post - harvest processing facility Phase 2 Completed Phase 3 Completed Phase 4 Completed Phase 5 Cultivation Site #2 In Process

136 700 Select Canadian LPs Project Apollo 11 ~73,000,000 sq. ft. of open field cannabis cultivation has the potential to create a global leader. Beginning tests to optimize cultivation techniques and genetics Project Apollo: Colombian Outdoor Cultivation Site Greenhouse Site #1 Size (30 ha) for reference Project Apollo ~700 ha Initial Test Site Project Apollo’s Potential (hectares of cultivation) Note: 1 ha:107,639 sq. ft Source: Company filings, Wall Street research (1) Sum of APHA, ACB, WEED, HEXO, OGI, TGOD, TLRY, SNDL current cultivation capacity (1) Project Apollo has the potential to be over 5x larger than the current cultivation of the top Canadian LPs combined (1)

Colombian Pharma - Grade Extraction Operations Systems Bulk Products End Products Three CO 2 extractors installed Distillation and isolation equipment THC removal capabilities Crude Oil Extracts Distillates Isolates Spray Bottles Tinctures EU GMP - Certified Laboratories Expansion EU GMP - certified as of July 2020 INVIMA GMP - certified (Colombia / LatAm) ISO 8 production areas QC lab with UHPLC, GC, and MS systems Fully equipped R&D lab Design allows for expansion Three adjacent lots under contract One lot currently under construction 29,000 sq. ft. of expansion capacity 12 EU GMP - certified facility with 104,400 kg per year of dry flower extraction capacity, expandable to 300,000+ kg per year with limited investment

Cultivation Expansion Plan Multi - Site Contract Grow Contract Grow Multi - Site Multi - Site Not Defined Current Internal Cultivation (sq. ft.) 1,900,000 ~1,300,000 (1) ~80,000 NA ~21,000 (5) NA EU GMP - Certified x X X X X X Ownership Private (~50% insider) (2) TSXV: PCLO (6% insider) TSXV: KHRN (20% insider) (3) Extraction Quota for THC Products (4) 26,466 kg 10,000 kg 9,300 kg X X X Extraction Facility x x x Timing not disclosed Timing not disclosed Timing not disclosed Access to THC Flower Production (6) x (Portugal) X X x (By ParentCo ) x (By ParentCo ) x (By ParentCo ) Source: Company filings, press releases (1) Represents 12 hectares converted to sq. ft. at 1 ha:107,639 sq. ft (2) Includes Management and Founders. Pro forma for exchange of Clever Leaves Exchangeable Shares (3) Fully diluted as of 11/25/19; as reported in May 2020 investor presentation (4) For Clever Leaves, extraction quota includes commercial quotas of 24,756kg and R&D quotas of 1,710 kg. Breakdown of commercial vs. R&D quota for peer companies not publicly available (5) Excludes 800 acres of outdoor grow space (6) Subject to receiving Portugal THC sales license; provisional license received in August 2020 13 Scale and Strategy Set Clever Leaves Apart from LatAm Operators Parent companies de - emphasizing LatAm subsidiaries and focusing on core operations

Geography 2019 Population (1) 38 million 327 million 741 million 2019 GDP (1) (US$) $1.7 trillion $21.4 trillion $18.8 trillion Cannabis Legality Legal and regulated Federally illegal Country - specific Start - up Costs Low West Coast: Very Low East Coast: Moderate High EU GMP Required No No Yes Number of Licensed Cultivators ~390 (2) 2,000+ (3) ~50+ (4) Average Price per Gram of Cannabis Flower at Retail (5) (US$) ~$7.40 ~$5.10 ~ $9.30 Canada US Europe ~$9.30 ~$22.00 Canada US Europe Germany Note: Nominal GDP; $ in US$; 0.84 EURO:1.00 USD, 1.30 CAD = 1.00 USD as of 11/06/20 (1) Source: World Bank Open Data; US Bureau of Economic Analysis 1Q 2020 GDP Estimate published 05/28/20 (2) Source: Health Canada as of 05/22/20 (3) Source: AmericanMarijuana.org (4) Source: Prohibition Partners “The European Cannabis Report” published in January 2019. Reflects 2018 prices (5) Average prices rounded to nearest $0.10 (6) Source: StatCan. Reflects 4Q 2019 retail prices (7) Derived from US spot rate wholesale prices per pound. Reflects 2019 average (8) Assumes retail premium to wholesale equal to Canada (9) Source: MJBiz Daily “Germany reveals wholesale…windfall for suppliers” published on 11/22/19 Europe United States Canada (7),(8) Europe is Primed for Cannabis (6) (4) (9) The combination of high start - up costs, regulatory viability, pricing and economic strength position Europe as the biggest cannabis opportunity when compared to existing geographies 14

Expansion into Portugal 15 IRRIGATION: Linked to major national reservoirs (capacity of 485M m 3 ) ACQUIRED : 85 ha property with 1 ha of existing and operational greenhouses Portugal Favorable Regulatory Framework Attractive Climate and Low - Cost Position in the European Union Stable Economy with Available Infrastructure and Talent EXISTING GREENHOUSES: 100,000 sq. ft. of existing greenhouses can reduce licensing time by 6 - 12 months LICENSING: Provisionally licensed for commercial sales in August 2020 Ability to Compete in the European Cannabis Flower Industry First Test Harvest Completed in 1H 2020 Following two years of development work, in August 2020, Clever Leaves Portugal became provisionally licensed for commercial sales at its 9M+ sq. ft. operation

1 10 13 Germany Canada US Germany: Leading the European Medical Cannabis Industry 16 Note: US$. 0.84 EURO = 1.00 USD as of 11/06/20 (1) Assumes 2% of Germany’s population of 83M are potential medical cannabis patients (2) Assumes monthly cannabis consumption of 30 grams per patient (3) Source: MJBiz Daily “Medical Cannabis in Europe” Second Edition (4) Source: Prohibition Partners “The Germany Cannabis Report” published October 2019 (5) Source: GKV - Spitzenverband. Numbers may not sum due to rounding (6) Source: INSIGHT Health data; as of Q3 2019 (7) Source: StatCan ; as of 09/30/19 (8) Source: Marijuana Policy Project; as of 05/28/20 German Medical Cannabis Industry Framing Cannabis Sales in Germany (5) Germany’s medical cannabis industry has continued to grow rapidly, now with over 100,000 patients, and expected to grow to a potential of 1,600,000 patients by 2024 (1) Medical demand has increased exponentially since legislation • Germany currently has an estimated 100,000 medical cannabis patients, with an estimated yearly consumption of 36,000 kg of medical cannabis products (2) • German pharmacies processed 267,348 prescriptions under the statutory program in 2019, up 44% from 2018 (3) Significant near - term growth • The German medical cannabis industry was worth approximately $191M in 2019 (3) , and estimated to rise to over $8B by 2028 (4) Distribution through pharmacies which are fragmented • Pharmacies are fragmented by law, with no chains of more than four locations under ownership by a single entity, resulting in a complex downstream supply chain • Cannabis products require EU GMP certification and are prescribed by traditional & specialist physicians, and fulfilled via pharmacies and pharmacists, leveraging traditional incumbent supply chain players Opportunity to build early share in potential California - sized legal opportunity • There are an estimated 3.7M cannabis users in Germany (4) , comprising over 4% of the population • If legalized, the German recreational opportunity is estimated to be worth more than $9B by 2028 (4) (US$ in M) German Medical Cannabis Patient Penetration Current Medical Cannabis Patients per 1,000 People (6) (8) (7) $37 $61 $29 $57 $17 $22 $31 $52 $114 $191 2018 2019 Non-Reimbursed Sales Estimate Finished Pharma Products Preparations Unprocessed Flower (3) Potential for ~13x growth without factoring in recreational potential

Success in Germany Requires Significant Strategic Investment in Distribution Warehousing Subsidiary (control) Non - control investment Contract/agreement Source: Company websites, press releases, news outlets, Noweda supplier materials Limited Number of Large Importers Acquired MedCann Gmbh in 2016 (now known as Spektrum) Distribution by Acquisition Contractual Distribution Acquired Pedanios in 2017, CanniMed (contract with Fagron) in 2018, and MedReleaf (contract with Cannamedical) in 2018 Relying on third party importers; restarting via Pohl Boskamp after Pedanios acquired by Aurora Relying on third party importers Clever Leaves‘ approach reduces reliance on German import partners Dual Track Canadian LPs have demonstrated the importance of owning the supply chain from a regulatory, operational and economic perspective. Early movers have built internal import and distribution assets to unlock EU geography 17

German Distribution Assets Unlock the EU Industry 18 • Potential supply and distribution partnership based on most favored nations • Exclusivity on Colombian and LatAm imports • Two licensed, GDP and GMP - certified operations Production Distribution Pharmacy Sales Clever Leaves has established two conduits into Germany, creating an ecosystem to connect low - cost product with one of the highest price point sales channels Investment Partnership with Existing Distributor €4.5 €8.0 €4.5 €9.0 €17 .0 € - €5 €10 €15 €20 €25 Cultivator Importer Pharmacist 38 83 Canada Germany 2.25x Potential Sales Expansion Current 17% Ownership 1 of 5 Board Seats Importer gross margin may equal cultivator’s gross revenue € / gram Current 100% Ownership • Pending global pharmaceutical brand • Pending licenses for importation and distribution • Focused on wholesale, large - scale distribution Value Chain Indicative Margins (Flower) (1) Population Access (M) (1) Source: Management estimates

Brazil Requires Import of Medical Cannabis 19 In December 2019, the Brazilian health authority, ANVISA, agreed to permit the importation of medical cannabis products while prohibiting domestic cultivation Before The previous medical cannabis structure in Brazil required patients to get individual authorizations to import medical cannabis products, which proved insufficient to meet growing demand Source: MJBizDaily, Prohibition Partners LatAm, New Frontier Data (1) In the first 36 months of medical legalization New Opportunity Bulk cannabis imports to Brazil are now allowed for the first time – Focused on importing extracts as semi - finished raw material for sale directly to patients through pharmacies – Denies cultivation of medical cannabis in Brazil – Manufacturers must have GMP production standards certified by ANVISA – Tropical zone stability data often required for products, and typically not pursued by North American or European pharmaceutical or cannabis companies Clever Leaves is taking advantage of early mover capabilities in Brazil, as evidenced by a recently executed $4M take - or - pay agreement Brazilian Regulatory Environment Cannabis is legal for medical and industrial uses, and partially decriminalized for recreational use Brazil has the potential to become the country with the most cannabis patients in Latin America Medical: Obtain through a doctor’s prescription only Recreational: Decriminalized growth and use since 2006, but sale and purchase remains illegal Over 3 million possible cannabis patients (1) 210 million total population

• Clever Leaves is slated to provide its partner with a steady supply of extracted cannabis products • One - year agreement with option to renew for two additional years • First shipment in January 2020 from Clever Leaves’ GMP - certified facilities in Colombia Building the B2B Sales Pipeline In April 2020, Clever Leaves announced a LatAm supply agreement with Canopy Growth Corp., foreshadowing the B2B opportunity for Clever Leaves 20 Pipeline Opportunities 2020E Rest of Year Pipeline By Region Advantages for Canopy Growth Corp. • Allows Canopy to accelerate time to market • Ensures future supply availability via Latin America’s only GMP - certified cannabis facility • Enables asset - light go - to - market strategy • Affirms Clever Leaves’ position as a cannabis industry leader in Latin America • Paves the way for Colombia to become a hub in the global cannabinoid supply chain • Clever Leaves is building its sales pipeline with other operators around the globe, representing a cross - section of industries • Connects Clever Leaves’ large - scale capacity with one of the companies that is best positioned to bring cannabis products to market across LatAm Global cannabis operators Latin American cannabis operators Pharmaceutical companies Nutraceutical companies Cosmetics companies Government agencies Note: “B2B” stands for business - to - business. Advantages for Clever Leaves Supply Agreement With Canopy Growth Corp. 39% 14% 9% 38% LatAm Australia / New Zealand Rest of World Europe

$13 $57 $124 ~$500 ($23) $3 $42 ~$200 62% 66% 72% 70% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% ($50) $0 $50 $100 $150 $200 $250 $300 2020E 2021E 2022E Long Term Target Revenue EBITDA Gross Profit % Financial Projections Note: Represents Management projections. Percentage may not equate to 100% due to rounding. Does not include the benefit or i mpa ct of non - consolidated investments such as Lift & Co. and Cansativa. See slide 34 for additional disclosures regarding financial projections Financial Forecast Revenue Breakdown by Product 21 (US$ in M) CapEx $4 $14 ~$25 $21 Flower Herbal Brands Extracts Branded Cannabinoid Products 2020E 2% 24% 0% 74% 2021E 30% 44% 6% 20% 2022E 30% 53% 8% 10%

Quantifying Clever Leaves’ Upside for Incremental THC Sales Note: Represents Management projections. See slide 34 for additional disclosures regarding financial projections Framework 22 Illustrative 2022E Revenue Impact Illustrative 2022E EBITDA Impact (US$ in M) (US$ in M) • The base forecast through 2022E is driven by demand - based scenarios and a continuation of many trade obstacles, notably for the North American THC market - It does not assume the full monetization of Clever Leaves’ existing market leading THC quota within Colombia - Clever Leaves currently holds an annual Colombian THC quota accounting for nearly half of the country’s total quota • If the global markets open for export from Colombia into key end markets, it will create the opportunity to sell additional high THC extracts (vs. the base forecast) - Utilization of the entirety of Clever Leaves’ current THC quota could result in an incremental $35M+ in 2022E revenue and $30M+ EBITDA given the high gross margin and EBITDA flow through of this revenue - Assuming no product substitution to non - THC product occurs, approximately $3M of incremental capex is required to expand capacity to satisfy this demand • The timing of this opportunity is uncertain and thus not included in the base forecast through 2022E, but could be realized within 12 months of relevant regulatory developments $161 2022E Base Case Sales Incremental High - THC Sales Potential 2022E High - THC Sales Scenario 2022E Base Case EBITDA Incremental High - THC EBITDA Potential 2022E High - THC Scenario EBITDA $72 $124 $36 $30 $42

Industry Momentum in the United States 23 Adult - Use Medical Low - THC Program Illegal Adult - use legalization – In addition to recent cannabis - related ballot measures (AZ, MT, NJ, SD approval), several key states will potentially legalize adult - use in the near - term MORE Act - De - schedules cannabis, facilitates the expungement of past criminal convictions and imposes a 5% excise tax on cannabis sales Status: Introduced to House, awaiting vote STATES Act - Defers cannabis legality for recreational and medical purposes to the states Status: Introduced to House, awaiting vote SAFE Banking Act - Permits banks to service cannabis - related companies that are compliant with state law Status: Passed in the House in 2019; awaiting Senate vote NY CT PA US Cannabis Legalization: 2015 Upcoming Ballot Initiatives US Cannabis Legalization: Today “As president…he will support the legalization of cannabis for medical purposes, leave decisions regarding legalization for recreational use up to the states, and reschedule cannabis as a schedule II drug so researchers can study its positive and negative impacts” (1) - JOE BIDEN’S PLAN FOR US CANNABIS POLICY REFORM Source: Cowen Research; National Conference of State Legislatures as of 11/06/20 (1) Source: joebiden.com The 2018 Farm Bill created no restrictions on importation of CBD to the US, creating a roadmap for how THC could be regulated in the future

Transaction Overview Transaction Highlights Pro Forma Equity Ownership % Note: US$ in M. Pro Forma share count assumes no redemptions from current levels and includes 1.2M SAMA Founder’s shares (ass ume s 50% founder’s share restructuring and alignment with gross capital raised), 8.5M Public SPAC shares and 14.7M Clever Leaves rollo ver shares and common share equivalents on a TSM basis; Pro Forma share count excludes up to 17.2M SAMA warrants assumed to be out of the mo ney at transaction close, and any Clever Leaves out - of - the - money equity awards as of transaction close; Pro Forma share count also excl udes up to 1.4M Clever Leaves earnout shares and up to 1.3M SAMA founder’s earnout shares (1) SAMA stock must trade at or above a $10.30 per share five - day trailing VWAP immediately prior to redemption date (2) Clever Leaves earnout is comprised of up to 1.4M shares; paid out in two equal tranches at stock price targets of $12.50 and $15.00, respectively (3) Assumes no additional redemptions from current levels as of 09/30/20. Cash in trust includes interest (4) Management estimates of $6M cash on balance sheet at close (5) Includes principal balance $27.8M Convertible note and $6.7M HBI note assumed to remain outstanding at transaction close (6) Represents paydown of accrued PIK interest on Convertible promissory note and subordinated note. Assumes transaction clos e d ate of 12/31/20 Transaction Source and Uses ($M) Sources Uses Pro Forma Valuation ($M) x Anticipated pro forma enterprise value of $206M, reduced by ~20% since initial announcement x Transaction minimum cash condition of $26M, significantly reduced from $60M with a clear path to close with a $10M institutionally - backed PIPE and $16M in non - redemptions (dependent on SAMA stock price (1) ) x Clever Leaves shareholders rolling over 97% of their equity ownership, and earnout up to 1.4M shares (2) x Sponsor shares aligned with cash retention x Expected transaction close and NASDAQ listing in Q4 2020 24 Clever Leaves Current Shareholders 58.1% Existing SAMA Shareholders 33.6% PIPE Investors 3.7% SAMA Founders 4.6% Pro Forma Total Shares Outstanding (M) 25.3 Price Per Share $10.00 Pro Forma Fully Diluted Equity Value $252.7 Plus: PF Debt 34.5 Less: PF Cash (81.3) Pro Forma Fully Diluted Enterprise Value $205.9 Post-Closing Cash Balance $81.3 Rollover of Existing Debt (5) 34.5 Cash to Certain Shareholders 4.0 Clever Leaves Common Stock Rollover 146.8 Estimated Transaction Fees 12.0 Debt Paydown (6) 5.9 Total Uses $284.4 SAMA Cash (3) $86.8 PIPE Proceeds 10.4 Clever Leaves Cash (4) 6.0 Newly Issued Clever Leaves Common Equity 146.8 Rollover of Existing Debt (5) 34.5 Total Sources $284.4

$1,543 $1,002 $307 $206 $162 $131 $81 $70 $41 $33 $15 $7 $568 $8 $379 $504 $536 $76 $35 $87 $102 $29 $2 Cash Debt Pro Forma Capitalization and Growth Opportunities 25 Public Comparable Companies Capitalization (1) Note: 1.30 CAD = 1.00 USD as of 11/06/20 Source: Most recent company filings, press releases (1) Represents most recent quarter cash and debt balances and adjusted for share issuances and other significant publicly disclosed transactions (2) Pro forma for contemplated transaction. Assumes no additional shareholder redemptions When the contemplated transaction is consummated, Clever Leaves is expected to be among the best - capitalized cannabis companies in the industry (US$ in M) (2) Capital Deployment Opportunities ACCELERATE EXISTING GROWTH INITIATIVES OPPORTUNISTIC M&A x Portugal greenhouse expansion and EU GMP preparation x Investment in sales team x Project Apollo x German IQANNA launch x Investment in distribution assets x Capitalize on US regulatory developments x Non - cannabis opportunities where cannabis linkage can augment growth

360% 151% 127% 118% 92% 47% 40% 40% 26% 23% 21% 21% PharmaCielo Ltd. Clever Leaves International Inc. The Green Organic Dutchman Khiron Life Sciences Corp. Cronos Group Inc. HEXO Corp. Canopy Growth Corporation Tilray, Inc. Aphria Inc. Aurora Cannabis Inc. Sundial Growers Inc. OrganiGram Holdings Inc. Public Comparable Companies – Growth and Margin 2019A - 2022E Revenue CAGR (1) (2) EBITDA Margin Source: Wall Street Research, Company filings, Capital IQ Note: Market data as of 11/06/20. Years represent calendar years. NM denotes margins that are less than zero. NA denotes consensus estimates not available. EBITDA margins sorted greatest to least by 2022E margin (1) Reflects estimates via Cormark Securities (2) Represents Management projections. See slide 34 for additional disclosures regarding financial projections (3) Adjusts for subtracting the annualized impact of the most recent quarter’s distribution revenue and earnings before taxes from consensus estimates (2) (1) (3) 26 4% 33% 23% 15% 8% NM 2% NM NM 2% NM NM 34% 31% 29% 19% 17% 14% 12% 12% 10% 10% 1% NM Clever Leaves International Inc. PharmaCielo Ltd. Aphria Inc. OrganiGram Holdings Inc. Aurora Cannabis Inc. Canopy Growth Corporation HEXO Corp. The Green Organic Dutchman Sundial Growers Inc. Tilray, Inc. Khiron Life Sciences Corp. Cronos Group Inc. 2021E 2022E

NM 74.0x 41.5x 24.6x 22.3x 15.6x 13.7x 11.7x 4.9x 53.6x 10.2x 2.8x Cronos Group Inc. Canopy Growth Corporation Tilray, Inc. HEXO Corp. Aurora Cannabis Inc. OrganiGram Holdings Inc. Aphria Inc. Sundial Growers Inc. Clever Leaves International Inc. Khiron Life Sciences Corp. The Green Organic Dutchman PharmaCielo Ltd. 18.1x 16.4x 5.6x 5.6x 5.7x 3.5x 3.7x 3.6x 1.4x 2.6x 1.2x 1.3x 10.5x 10.2x 4.2x 4.0x 3.8x 2.9x 2.9x 1.7x 1.1x 1.3x 0.9x 0.5x Cronos Group Inc. Canopy Growth Corporation Tilray, Inc. Aphria Inc. Aurora Cannabis Inc. OrganiGram Holdings Inc. HEXO Corp. Clever Leaves International Inc. Sundial Growers Inc. The Green Organic Dutchman PharmaCielo Ltd. Khiron Life Sciences Corp. 2021E 2022E Public Comparable Companies – Trading Multiples Source: Wall Street Research, Company filings, Capital IQ Note: Market data as of 11/06/20. 1.30 CAD = 1.00 USD. Years represent calendar years. NM denotes multiples that are less tha n zero. Sorted by 2022E multiples and by exchange listing. (1) Adjusts for subtracting purchase price of CC Pharma from total enterprise value and subtracting the annualized impact of the most recent quarter’s distribution revenue and earnings before taxes from consensus estimates (2) Represents Clever Leaves pro forma enterprise value multiples at transaction close and assumes no redemptions from curren t levels. Represents Management projections. See slide 34 for additional disclosures regarding financial projections (3) Reflects estimates via Cormark Securities Enterprise Value / Revenue Enterprise Value / 2022E EBITDA (3) (3) (2) (1) US/Dual Listed Canadian Listed (1) (2) US/Dual Listed Canadian Listed 2021E Median = 5.6x 2022E Median = 3.8x 2021E Median = 1.3x 2022E Median = 0.9x Median = 19.0x Median = 10.2x 27

2021E 2022E 15.8x 5.4x 19.0x 4.9x US/Dual Listed Peers Clever Leaves 3.3x 1.8x 3.8x 1.7x US/Dual Listed Peers Clever Leaves 3.6x 3.6x 5.6x 3.6x US/Dual Listed Peers Clever Leaves Public Comparable Companies – Change in Relative Value Source: Wall Street Research, Capital IQ Note: Market data as of 11/06/20. 1.30 CAD = 1.00 USD. “NM” denotes negligible change (1) Represents % change in valuation multiple from initial July 2020 transaction announcement. Compares multiples on 07/22/20 to multiples on 11/06/20 (2) Includes ACB, APHA, CGC, CRON, HEXO, OGI, TLRY, SNDL. Shows median multiples (3) Assumes no additional redemptions from current levels. Represents management projections. See slide 34 for additional disclosures regarding financial projections Enterprise Value / Revenue – Change in Median Multiples Since July Announcement (1) Enterprise Value / 2022E EBITDA – Change in Median Multiple Since July Announcement (1) 28 (2) (3) (2) +20% NM (8)% (3) (2) (10)% +56% (3) +17% (3)

Investment Highlights 29 3 Pharmaceutical - grade, EU GMP - certified production authorized for export 2 Thoughtfully constructed, vertically integrated multi - national operator 4 Purpose - built for significant growth, profitability and operating leverage 5 Talented and experienced leadership with operational and regulatory expertise 1 Leader in low - cost medical - focused cannabis cultivation and extraction 6 Attractive valuation relative to MNO peer set 7 Expected NASDAQ listing

Appendix

Global Opportunity Driving Future Growth Source: Cowen Research; National Conference of State Legislatures as of 11/06/20 (1) Includes Washington DC (2) Includes APHA, CCHW, CL, CRON, CURA, GTI, TER, TLRY, TRUL and WEED as of 11/06/20 31 The Cannabis Industry Today Total Addressable Market US STATES have legalized medical cannabis (1) 36 COUNTRIES have legalized medical cannabis 41 US STATES have legalized adult - use cannabis (1) 15 have legalized adult - use cannabis CANADA & URUGUAY $8B CAPITAL RAISED since 2018 by public US and Canadian cannabis companies + CANNABIS COMPANIES have over 10 enterprise values (2) $1B FARM BILL Legalized production of industrial hemp and its derivatives at the federal level 2018 FDA evaluating potential regulatory framework for legalizing CBD in food and beverage Historical & Projected Cannabis Sales (US$ in B) $1 $1 $3 $3 $4 $6 $7 $9 2018 2019E 2020E 2021E 2022E 2023E 2024E 2025E Medical Adult-Use $51 $53 $56 $59 $61 $64 $67 $70 $73 $76 $79 $82 $85 2018 2019E 2020E 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E Medical Adult-Use Illicit $4 $3 $3 $5 $6 $8 $10 2019 2020E 2021E 2022E 2023E 2024E 2025E CANADA - Cannabis UNITED STATES - Cannabis UNITED STATES - CBD Despite stay - at - home orders, state and provincial governments are allowing cannabis businesses to remain open COVID - 19 Cannabis businesses are deemed “ essential ”, a classification for services necessary to preserving life, health, public safety and basic societal functions

Schultze Asset Management’s SPAC Vehicle Overview Schultze Asset Management is an award - winning, 20 - year - old firm with notable investing expertise across a wide array of industries 32 Schultze Asset Management Summary Leadership Team • Core competency sourcing, investing and profiting throughout a company’s lifecycle • Experienced leadership team with achievements across various roles and sectors SPAC Vehicle Summary • Completed a $130M IPO in December, 2018 and listed on NASDAQ (SAMAU, SAMA, SAMAW) • Sponsored by an affiliate of Schultze Asset Management, LP • Targeted industries include Healthcare, Consumer, Financial/Business Services, Industrials and TMT • Select successful team liquidity events: Cumulative Invested Capital $3.2B+ Deep Investing Expertise 20+ years $705M+ Realized Investments Bill Allen Director Bill Laperch Director John Walker Director Jeff Glick CFO Scarlett Du General Counsel & CCO • Noted leading CEO and board member on behalf of Black Diamond, Oaktree and Crescent Capital • Until recently was Chairman and CEO of Werner following its emergence from Chapter 11 in 2007 • Select experience: • Current Executive Chairman of Hylan Industries • Former President & CEO of AboveNet (NYSE: ABVT), following its emergence from Chapter 11 in 2003 and led the company through a $2.2 billion sale to ZAYO in 2012 • Select experience: • Director and Audit Committee Head of The Descartes Systems Group, Inc. (NASDAQ: DSGX, TSX: DSG) • Former CFO of Bowne & Company, (NYSE: BNE) which was sold for $470M to R.R. Donnelley in 2010 • Select experience: • Previously CFO for Sagard Capital, an investment firm focusing on hedge fund and private equity investments • Former CFO of Almaz USA, an international commodity firm • Select experience: • Previous in - house counsel for the Reserve Fund, a $120B money market mutual fund • Former lawyer at Ropes & Gray; and clerked for a federal district judge in the Western District of Michigan • Select experience:

Disclaimer Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist intereste d p arties in making their own evaluation with respect to the proposed business combination between Clever Leaves International Inc. (“Clever Leaves”) and Schultze Special Purpose Acquisition Corp . ( “SAMA”) and related transactions (the “Proposed Transactions”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent pe rmitted by law in no circumstances will SAMA, Clever Leaves or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information co nta ined within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third - part y industry publications and source as well as from research reports prepared for other purposes. Neither SAMA nor Clever Leaves has independently verified the data obtained from these s our ces and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Clever Leaves or the Proposed Transactions. Viewers of this Presentation should each make their own evaluation of Clever Leav es and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Important Information and Where to Find It In connection with the Proposed Transactions, Clever Leaves Holdings Inc. (“Holdco”) has filed a Registration Statement on Fo rm S - 4 (the “Form S - 4”) with the U.S. Securities and Exchange Commission (the “SEC”) which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Pr opo sed Transactions and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the Proposed Transactions. The Form S - 4 has not become effective. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Form S - 4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Proposed Transactions. Following the Form S - 4 having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Proposed Transactions. SAMA’s stockholders can a lso obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 105 73; e - mail: sdu@samco.net. These documents can also be obtained, without charge, at the SEC’s web site ( http://www.sec.gov ). Participants in the Solicitation SAMA, Clever Leaves and their respective directors, executive officers and other members of their management and employees, u nde r SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Proposed Transactions. Investors and security holders may ob tain more detailed information regarding the names, affiliations and interests of SAMA’s directors in its Annual Report on Form 10 - K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 10, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection wit h the Proposed Transactions is set forth in the proxy statement/prospectus included in the Form S - 4. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is set forth in the proxy statement/prospectus included in the F orm S - 4. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus and related documents filed with the SEC carefully before making any votin g o r investment decisions. These documents can be obtained free of charge from the source indicated above. No Offer or Solicitation This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall ther e b e any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of SAMA, Clever Leaves and other companies, whi ch are the property of their respective owners. Forward - Looking Statements This Presentation includes certain statements that are not historical facts but are forward - looking statements for purposes of t he safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements generally are accompanied by words such as “believe,” “may,” “will,” “ estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward - looking statements and factors that may cause such differences include, without limitation, SA MA’s and Clever Leaves’ inability to complete the Proposed Transactions; matters discovered by the parties as they complete their respective due diligence investigation of the other; t he number and percentage of SAMA’s public stockholders voting against the Business Combination Proposal and/or seeking redemption; the occurrence of any event, change or other circumstanc es that could give rise to the termination of the Business Combination Agreement; the ability of Holdco to satisfy the listing criteria of the Nasdaq Capital Market and to maintain the li sting of its securities on the Nasdaq Capital Market following the Proposed Transactions; changes adversely affecting the business in which Clever Leaves is engaged; management of growth; gene ral economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effec ts of COVID - 19; Clever Leaves’ business strategy and plans; and the result of future financing efforts. Other factors include the possibility that the Proposed Transactions do not close, in clu ding due to the failure to receive required security holder approvals, or the failure of other closing conditions. 33

Disclaimer (cont.) Forward - Looking Statements (cont.) The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is con tained in SAMA’s most recent filings with the SEC and in the proxy statement/prospectus included in the registration statement on Form S - 4 filed with the SEC by Holdco in connection with the Prop osed Transactions. All subsequent written and oral forward - looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributa ble to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place un due reliance upon any forward - looking statements, which speak only as of the date made. SAMA, Clever Leaves and Holdco expressly disclaim any obligations or undertaking to release publicl y a ny updates or revisions to any forward - looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circ ums tances on which any statement is based. Certain Clever Leaves Unaudited Financial Projections This presentation contains certain unaudited projected financial information of Clever Leaves, including a base forecast, and a forecast assuming incremental THC extract sales. These projections have not been prepared in accordance with GAAP and IFRS. Clever Leaves’ independent registered public accounting fir m, has not audited, reviewed, compiled or performed any procedures with respect to the projections and does not express an opinion on or any form of assurance related to the pro jec tions. The projections were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Clever Leaves. The actual results could di ffer materially from these projections. Additionally, the projections are inherently forward looking and span multiple years. Consequently, the projections, as with all forward - looking information, become subject to greater unpredictability and uncertainty with each successive year. The assumptions upon which the projections were based necessarily in volve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to pre dict or estimate and most of which are beyond Clever Leaves’ control. The projections also reflect assumptions regarding the continuing nature of certain business decisions that, in real ity , would be subject to change. Important factors that may affect actual results or the achievability of the projections include, but are not limited to, failure to implement Clever Leaves’ b usi ness strategy; failure to capitalize on Clever Leaves’ expected market opportunities; lack of regulatory approval and market acceptance of Clever Leaves’ products, Clever Leaves’ ability to fu lly monetize its existing THC market quota within Colombia; product enhancements; regulatory developments in key markets for the company's products, and their related impact on its oper ati ons and business; decreased demand and/or prices for Clever Leaves’ products; changing consumer preferences; Clever Leaves’ ability to construct additional facilities to supply n ece ssary demand; Clever Leaves’ ability to obtain or maintain licenses, certifications, quotas or accreditations, including for cultivation, export and import of its products; the timing of receipt of quality assurance certificates (including EU GMP and GACP) in relevant jurisdictions; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties. In addition, the achievability of the forecast assuming in cremental THC sales is based on the opening up of the global markets for export of cannabis from Colombia into key end markets, which would create the opportunity to sell additional high TH C extract. However, the timing and the extent to which this opportunity materializes is outside of Clever Leaves’ control. If the full quota is not utilized, Clever Leaves will not ac hie ve any or all incremental THC sales. Accordingly, there can be no assurance that the projections will be realized and actual results may vary materially from thos e p rojected. The inclusion of summaries of the projections in this document should not be regarded as an indication that Clever Leaves or any of its affiliates, officers, directors, advisors o r o ther representatives considered or consider the projections to be necessarily predictive of actual future events or results of Clever Leaves’ operations, and, consequently, the projections sh oul d not be relied on in such a manner. Neither Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will no t differ from the projections. The financial projections do not take into account any circumstances or events occurring after November 9, 2020. Neither Clever Leaves nor any of its affiliates, office rs, directors, advisors or other representatives undertakes any obligation, and each expressly disclaims any responsibility, to update or otherwise revise or reconcile the projections to re fle ct circumstances existing or developments and events occurring after the date of the projections or that may occur in the future, even in the event that any or all of the assumptions under lyi ng the projections are not realized or change. Clever Leaves does not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. N one of Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Clever Leaves shareholder, SAMA stockholder, in ves tor or other person regarding the ultimate performance of Clever Leaves compared to the information contained in the projections or that the projections will be achieved. Clever Leave s h as not made any representations to SAMA concerning the projections. In light of the foregoing factors and the uncertainties inherent in the projections, Clever Leaves’ and SAMA shareholders and in vestors are cautioned not to place undue, if any, reliance on the information presented in the projections. Non - GAAP Financial Measures This Presentation also contains certain non - GAAP financial measures which have not been and will not be audited. These non - GAAP financial measures are not recognized measures of financial performance or liquidity under US GAAP, but are measures used by management to monitor the underlying performance o f C lever Leaves’ business and operations. These non - GAAP measures may not be indicative of Clever Leaves’ historical operating results nor are such measures meant to be predicative o f f uture results. These measures and ratios may not be comparable to those used by other companies under the same or similar names. As such, undue reliance should not be placed on the se non - GAAP financial measures. Certain numbers herein are unaudited and are based on internal records and/or estimates. We have not reconciled the non - GAAP forward - looking in formation to their corresponding GAAP measures because the exact amounts for these items are not currently determinable without unreasonable efforts but may be significant. 34